SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            Trancom Industries, Inc.
                       ----------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                       ----------------------------------
                         (Title of Class of Securities)

                                       N/A
                       ----------------------------------
                                 (CUSIP Number)

                Spectra, Inc. 41 Horner Avenue, Unit 2, Toronto,
                         Ontario M8Z 4X4 (416) 252-2355
                       ----------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   12/19/2002
                       ----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

CUSIP No.    N/A
----------------------------------------------------------------
1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):

                Spectra, Inc.  (N/A)

----------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)
-----------------------------------------------------------------

3)   SEC Use Only

-----------------------------------------------------------------

4)   Sources of Funds (See Instructions):       SC

-----------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-----------------------------------------------------------------

6)   Citizenship or Place of Organization:      Canada

Number of            (7)  Sole Voting Power             (4,100,000)  7,387,000
Shares Bene-
ficially             (8)  Shared Voting Power                           -0-
Owned by
Each Report-         (9)  Sole Dispositive Power:       (4,100,000)  7,387,000
ing Person
With                 (10)  Shared Dispositive Power                     -0-

-----------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

        (4,100,000) 7,387,000

-----------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11):

     55.5%

-----------------------------------------------------------------

14)  Type of Reporting Person (See Instructions):       CO

Item 1. Security and Issuer

This statement relates to the common stock, no par value ("Common Stock") of Trancom Industries, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 44 East Mifflin Street, Suite 801, Madison, WI 53704.

Item 2. Identity and Background

This statement is filed by Spectra, Inc. Spectra, Inc.'s principal line of business is that of manufacturing and distribution. Its address is 41 Horner Avenue, Unit 2, Toronto, Ontario M8Z 4X4.

During the last five (5) years, Spectra, Inc. has not been the subject of a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have its officers or directors.

During the last five (5) years, Spectra, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws nor have any of its officers or directors.

Item 3. Source and Amount of Funds or Other Consideration

In July 1999, Spectra Products, Inc. ("SPI") granted the issuer the exclusive right to distribute its Brake Safe(R)(R)in Mexico. For such right, the Issuer was to pay a $100,000 license fee to SPI. Additionally, in June 1999, the Issuer committed to issue 300,000 shares of its common stock to Spectra, Inc. valued at $0.01 per share or $3,000. The shares were not actually issued until May 2000. In December 2002, Spectra, Inc. distributed 100,000 shares of the Issuer each to Mr. Faye and to Mr. Malion, both of whom are directors of SPI, Spectra, Inc. and the Issuer.

In August 1999, the Issuer entered into a consulting contract with Spectra Products, Inc. ("SPI"). In exchange for support services in connection with SPI's Brake SafeTM product, the Issuer agreed to pay SPI a monthly fee in the amount of $3,500 and granted SPI's parent company, Spectra, Inc., the option to purchase 4,000,000 shares of the Issuer's common stock at a price of $0.01 per share with a term of five years. Messrs. Malion and Faye are directors of Spectra, Inc.


Item 4. Purpose of Transaction

The purpose of these transactions was to gain the right to distribute SPI's products.

Item 5. Interest in Securities of the Issuer

As of December 18, 2002, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The consulting contract was filed as Exhibit 10.2 to the Issuer's Registration Statement on Form 10SB filed December 19, 2002.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 12/18/02                 Spectra, Inc.


/s/ Michael Faye
---------------------------------
By: Michael R. Faye
Its:  President

                                     FORM 3
OMB Approval
OMB Number 3235-0104
Expires: January 31, 2005
Estimated average burden hours per response...0.5

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940



1. Name and Address of Reporting Person*:                            Spectra, Inc.
                                                                     41 Horner Avenue, Unit 2
                                                                     Toronto, Ontario, Canada M8Z 4X4
2. Date of Event Requiring Statement (Month/Day/Year):               12/19/02

3. I.R.S. Identification Number of Reporting Person, if an entity
(voluntary):
4. Issuer Name and Ticker or Trading Symbol:                         Trancom Industries, Inc.
5. Relation of Reporting Person(s) to Issuer                                 Director        X   10%Owner
                                                                     -------             ------
(Check all applicable):                                                      Officer             Other
                                                                     --------            ------
                                                                     (give title below)   (Specify below)
6. If Amendment, Date of Original (Month/Day/Year):
7.    Individual or Joint/Group Filing (Check Applicable Line)

               X         Form filed by One Reporting Person
           ---------
                         Form filed by More than One Reporting Person
           ---------


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security (Instr. 4):                            Common Stock
                                                            No Par Value
2. Amount of Securities Beneficially Owned (Instr. 4):      100,000
3. Ownership Form:  Direct (D) or Indirect (I) (Instr. 5):  D
4. Nature of Indirect Beneficial Ownership (Instr. 5):      N/A


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one  reporting  person,  see  Instruction
     5(b)(v).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (e.g. puts, calls, warrants, options, convertible securities)
1.  Title of Derivative Security (Instr. 4):                      Common Stock
                                                                  Warrants
2. Date Exercisable and Expiration Date (Month/Day/Year):         Date Exercisable    Expiration Date
                                                                  ----------------    ---------------
                                                                  08/99               08/04

3. Title and Amount of Securities Underlying Derivative Security  Title               Amount or Number of
                                                                  -----               Shares
(Instr. 4):                                                       Common              ------
                                                                                      4,000,000

4. Conversion or Exercise Price of Derivative Security:           $0.01 per share

5. Ownership Form of Derivative Security;
   Direct (D) or IndirectD(I) (Instr. 5):

6. Nature of Indirect Beneficial Ownership: (Instr. 5)            N/A



EXPLANATION OF RESPONSES:

Andrew Malion and Michael Faye are both Directors of the Issuer and of Spectra, Inc.





/s/ Michael Faye, director
--------------------------------
**Signature of Reporting Person

12/18/02
---------------
Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.